Robert M. Kurucza 202.346.4515 RKurucza@ goodwinprocter.com	Goodwin Procter LLP Counselors at Law 901 New York Avenue NW Washington, DC 20001 T: 202.346.4000 F: 202.346.4444

EDGAR Correspondence

December 30, 2013

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Old Westbury Funds, Inc. (the “Corporation”)
Post-Effective Amendment No. 53 under the
Securities Act of 1933 and Amendment No. 54 under the
Investment Company Act of 1940
File Nos. 033-66528 and 811-07912

Ladies and Gentlemen:

The Corporation is transmitting electronically for filing pursuant to the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), the Corporation’s Post-Effective Amendment No. 53 under the 1933 Act to its Registration Statement on Form N-1A (Amendment No. 54 under the 1940 Act).

The purpose of the filing is to effect certain material changes to the Corporation’s Registration Statement for Old Westbury Global Small & Mid Cap Fund and Old Westbury Global Opportunities Fund, each a series of the Corporation.

If you have any questions concerning this filing, please contact me at (202) 346-4515.

Very truly yours,

/s/ Robert M. Kurucza

Robert M. Kurucza